EXHIBIT 8.1
LIST OF SUBSIDIARIES
Wholly Owned Subsidiaries:
—	ATA Testing Authority (Holdings) Limited, incorporated in the British Virgin Islands

—	ATA Testing Authority (Beijing) Limited, incorporated in the People’s Republic of China

—	ATA Learning (Beijing) Inc., incorporated in the People’s Republic of China

—	Beijing Jindixin Software Technology Limited, incorporated in the People’s Republic of China

—	ATA Learning (Wuxi) Inc., incorporated in the People’s Republic of China
Consolidated Affiliated Entity:
—	ATA Online (Beijing) Education Technology Limited, incorporated in the People’s Republic of China